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                  1015430722SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                               AXA Financial, Inc.
                            -------------------------
                            (Name of Subject Company)

                               AXA Financial, Inc.
                         ------------------------------
                        (Name of Person Filing Statement)

                         (Common Stock, $0.01 Par Value)
                         -------------------------------
                         (Title of Class of Securities)


                                   002451102
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                      (CUSIP Number of Class of Securities)

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                                ROBERT E. GARBER
                  Executive Vice President and General Counsel
                               AXA Financial, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 554-1234
                              ---------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                    on behalf of the person filing statement)



[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                                                    NEWS RELEASE

                                                             AXA FINANCIAL, INC.
                                                                 AUGUST 30, 2000


Media Contact:           Sheryl Thompson, AXA Financial
                         212-314-3730
                         Barbara Wilkoc, AXA Financial
                         212-314-3740
                         Christophe Dufraux, AXA
                         011.331.40.75.46.74


Investor Contact:        Greg Wilcox, AXA Financial
                         212-314-4040
                         Bob Sullivan, AXA Financial
                         212-314-5462
                         Jad Ariss, AXA
                         011.331.40.75.47.45


                AXA FINANCIAL, INC. CONFIRMS RECEIPT OF AXA OFFER
                    TO PURCHASE SHARES OF MINORITY INTERESTS


New York, NY - AXA Financial, Inc. (NYSE: AXF) announced today that it has received a proposal from AXA Group for the acquisition of all of the outstanding common shares of AXA Financial not owned by AXA Group for $53.50 per share, based on the most recent closing price for AXA ADRs, payable 60% in cash and 40% in stock. AXA Group currently owns approximately 60.0% of the outstanding shares of common stock of AXA Financial.

The Board of Directors of AXA Financial has formed a Special Committee of independent members to evaluate the proposal received from AXA Group. The Special Committee has retained Wasserstein Perella & Co. as its financial advisor and Simpson Thacher & Bartlett as its legal advisor.
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The AXA Group proposal is subject to a number of conditions, including the approval of the Special Committee of the Board of Directors, the completion of AXA Financial's sale of Donaldson, Lufkin & Jenrette, Inc. and other conditions customary to this type of transaction, and no assurance can be given that any transaction will be consummated.

ABOUT AXA FINANCIAL (AFTER THE DLJ SALE)
----------------------------------------

AXA Financial, Inc., with $496 billion in assets under management (giving effect to the pending acquisition of Sanford C. Bernstein), is one of the world 's premier financial services organizations through its strong brands: The Equitable Life Assurance Society, AXA Advisors, Equitable Distributors, Alliance Capital Management and the pending acquisition of Sanford C. Bernstein. AXA Financial is a member of the global AXA Group, which has operations in approximately 60 countries and has more than $900 billion in assets under management. For more information on AXA Financial, visit our Website at http://www.axa-financial.com.

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IMPORTANT LEGAL INFORMATION
---------------------------

         This press release contains forward-looking statements. While these forward-looking statements represent our judgments and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include certain key factors that could adversely affect our businesses and financial performance contained in our past and future filings and reports with the Securities and Exchange Commission (the "SEC"). AXA Financial is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

WE URGE INVESTORS TO READ ANY FUTURE SOLICITATION/RECOMMENDATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

         Investors will be able to obtain any solicitation/recommendation statement and any other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by AXA Financial will be available free of charge from Financial Communications, AXA Financial, Inc., 1290 Avenue of the Americas, New York, NY 10036, Telephone No.: (212) 554-1234.